Mail Stop 6010

	July 18, 2006


Donald E. Tucker
Chief Executive Officer
4350 La Jolla Village Drive, Suite 900
San Diego, CA 92122

Re:	Viking Systems, Inc.
	Registration Statement on Form SB-2
      Filed June 22, 2006
	File No. 333-135236

Dear Mr. Tucker:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


December 31, 2005 Audited Financial Statements, page F-1

Note 14. Common Stock issued for Services, page F-22

1. We note that you issued common stock and stock options for services. Please revise the filing to disclose your accounting policy for stock and stock options issued to non-employees for services. Please refer to paragraph 8 of SFAS 123 and EITF 96-18.

March 31, 2006 Interim Unaudited Financial Statements, page F-27

General

2. Please update the financial statements, as necessary, as required by Item 310(g) of Regulation S-B.

3. Please revise the interim financial statements included in this filing to include disclosure of related party transactions in accordance with paragraphs 2-4 of SFAS 57.

Note 7. Subsequent Events, page F-34

4. We note that on May 23, 2006, you issued 8,000 shares of your Series B Preferred Stock. In connection with the issuance of 7,250 shares of your Series B Preferred Stock, you also issued warrants to purchase 22,222,222 shares of your common stock. We note that the Series B Convertible Preferred Stock has cumulative dividends to be paid in cash or stock of 8%, increasing to 14% after May 22, 2011. Further, we note that the holders of the Preferred Stock have no voting rights unless required under the applicable state corporate law. Finally, we note that in connection with the Securities Purchase Agreement, you entered into a Registration Rights Agreement which stipulates liquidated damages of 2% per month, in cash, for each month that you fail to meet the registration requirements. The
Registration Rights Agreement requires you to maintain effectiveness of the registration statement.

* Please tell us and revise the Form SB-2 to disclose how you will account for each of the Series B Convertible Preferred Stock and the warrants to purchase your common stock.
* Provide us with your analysis of SFAS 133 and paragraphs 12-32 of
EITF 00-19 as it relates to each of the conversion feature on the convertible preferred stock and the common stock warrants.

Exhibits 23.1 and 23.2

5. Please provide updated consents from your independent accountants in any amendment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Vaughn at (202) 551-3643 or David Burton at (202) 551-3626 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director

cc:	A.O. Headman, Jr., Esq. (via fax)
Donald E. Tucker
Viking Systems, Inc.
July 18, 2006
Page 4